March 28, 2006
BY ELECTRONIC SUBMISSION
United States Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Martin James

RE:	Skyworks Solutions, Inc. Form 10-K for the fiscal year ended September 30, 2005 Form 10-Q as of December 30, 2005 File No. 1-05560
Ladies and Gentlemen:
     This letter supplements our previous letter dated March 3, 2006, which we provided in response to the letter dated February 24, 2006 from Martin James of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced filings of Skyworks Solutions, Inc. ( the “Company”).
     In addition to the responses provided in our previous letter dated March 3, 2006, the Company hereby acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please feel free to contact me at (781) 376-3099 should you require additional information or have any questions concerning this letter.

Very truly yours,
/s/ Mark V.B. Tremallo

Mark V.B. Tremallo, Esq. Vice President, General Counsel

cc:	David J. Aldrich, President and Chief Executive Officer Allan M. Kline, Vice President, Chief Financial Officer Paul E. Vincent, Vice President, Finance